# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ovid Therapeutics Inc., CIK 0001636651
CUSIP: 690469101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-26-016662
Filed by CIK 0001940272

## Reporting persons
- ADAR1 Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,559,979; sole dispositive power 0; shared dispositive power 9,559,979; aggregate amount beneficially owned 9,559,979 (5.1% of the class)
  Comment: Includes (i) 6,980,088 shares of common stock, par value $0.001 per share ("Common Stock") held by ADAR1 Partners, LP, (ii) 435,032 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC, (iii) 2,359 shares of Common Stock held by other separately managed accounts and (iv) 2,142,500 shares of Common Stock underlying warrants held by ADAR1 Partners, LP, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the investment manager of ADAR1 Partners, LP, as the sub-advisor of Spearhead Insurance Solutions IDF, LLC and as the manager of the separately managed accounts referenced above, ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, Spearhead Insurance Solutions IDF, LLC and the separately managed accounts.
  
  Based on 184,755,735 shares of Common Stock of Ovid Therapeutics Inc (the "Issuer") outstanding as of June 30, 2026, reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
- ADAR1 Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,122,588; sole dispositive power 0; shared dispositive power 9,122,588; aggregate amount beneficially owned 9,122,588 (4.9% of the class)
  Comment: Includes (i) 6,980,088 shares of Common Stock held by ADAR1 Partners, LP and (ii) 2,142,500 shares of Common Stock underlying warrants held by ADAR1 Partners, LP, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the general partner of ADAR1 Partners, LP, ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.
  
  Based on 184,755,735 shares of Common Stock of the Issuer outstanding as of June 30, 2026, reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
- Daniel Schneeberger: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,559,979; sole dispositive power 0; shared dispositive power 9,559,979; aggregate amount beneficially owned 9,559,979 (5.1% of the class)
  Comment: Includes (i) 6,980,088 shares of Common Stock held by ADAR1 Partners, LP, (ii) 435,032 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC, (iii) 2,359 shares of Common Stock held by other separately managed accounts and (iv) 2,142,500 shares of Common Stock underlying warrants held by ADAR1 Partners, LP, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, Spearhead Insurance Solutions IDF, LLC and the separately managed accounts referenced above.
  
  Based on 184,755,735 shares of Common Stock of the Issuer outstanding as of June 30, 2026, reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.

## Item 1. Issuer
Name of issuer: Ovid Therapeutics Inc.
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th Floor, New York, NY 10001

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) ADAR1 Capital Management, LLC ("ADAR1 Capital Management");

(ii) ADAR1 Capital Management GP, LLC ("ADAR1 General Partner"); and

(iii) Daniel Schneeberger ("Mr. Schneeberger").

Pursuant to Item 5 below, this filing is an exit filing solely for ADAR1 General Partner.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.
Citizenship:
(i) ADAR1 Capital Management is a Texas limited liability company;

(ii) ADAR1 General Partner is a Texas limited liability company; and

(iii) Mr. Schneeberger is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Mr. Schneeberger is filing this Schedule 13G as a control person in respect of shares beneficially owned by ADAR1 Capital Management, an investment adviser as described in SS 240.13d-1(b)(1)(ii)(E).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/14/2026)
- ADAR1 Capital Management GP, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/14/2026)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger, in his individual capacity (08/14/2026)